HARSCO CORPORATION
350 Poplar Church Road
Camp Hill, Pennsylvania  17011

September 25, 2009

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549
Attention: Dieter King, Staff Attorney
                   Craig Slivka, Special Counsel

Re:         Harsco Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2009
File Number 001-03970

Dear Mr. King and Mr. Slivka:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the additional comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 28, 2009 (the “Comment Letter”) with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 19, 2009 (the “2009 proxy statement”).

Below is the Company’s response to the comment in the Comment Letter.  For the convenience of the Staff, we have repeated the Staff’s comment before the response.

1.
We note your response to comment two in our letter dated April 28, 2009 that Towers Perrin takes into account the size of the Company and its lines of business by using regression analysis to adjust the database information such that the market data provided to the Compensation Committee corresponds to organizations and business units of similar size but that the regression analysis does not produce a readily identifiable subset of companies.  It appears that a peer group is indeed identified when the market data provided corresponds to organizations and business units of similar size.  Please provide further explanation.

Response

In both our 2009 proxy statement and our response letter dated June 30, 2009, we indicated that, in preparing the compensation survey data it provides to our Compensation Committee, Towers Perrin utilizes a broad industry-wide benchmarking

Securities and Exchange Commission
September 25, 2009

 database of approximately 800 companies.  In completing its analysis that it provides to our Compensation Committee, Towers Perrin uses regression analysis to adjust the database information – not reduce the number of companies considered within the database – to identify market data that will be useful for our compensation decisions.  Essentially, the key to understanding this process is that it is the data for the survey companies that is being adjusted by Towers Perrin, not the number of companies being considered or reviewed as part of the analysis.

In order to provide further explanation of how Towers Perrin’s use of regression analysis with respect to its compensation database did not produce a “peer group” of companies for us, but rather predicted comparable compensation levels for our executive officers, we are attaching for your review and consideration a letter from Towers Perrin to us specifically addressing the Staff’s comment.  We are hopeful that the Staff’s review of this explanation will help us resolve this remaining Staff comment.

We recognize the importance of benchmarking information to investors.  In future filings, including our 2010 proxy statement, we currently intend to revise our disclosure and analysis to summarize Towers Perrin’s more detailed explanation regarding its use of regression analysis.  In addition, as noted in our response letter dated June 30, 2009, our Compensation Committee has engaged its own compensation consultant and is in the process of reviewing the method by which we benchmark the compensation payable to our executive officers.  As part of this review, our Compensation Committee is also assessing the viability of identifying a more discrete peer group of companies for us to benchmark against for compensation purposes.  Although the timeframe for the completion of this process cannot be determined at this time, any changes to our benchmarking methodology including, if adopted, the identification of a more discrete peer group, would be disclosed in our future filings.

*           *           *

    The Company acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in its 2009 definitive proxy statement;

●	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to its 2009 definitive proxy statement; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Securities and Exchange Commission
September 25, 2009

If you have any questions regarding these matters, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Mark E. Kimmel

Mark E. Kimmel
Senior Vice President, General
  Counsel, Chief Administrative
  Officer and Corporate Secretary

Encl.

September 11, 2009

Mr. Mark Kimmel

SVP, Chief Administrative Officer, General Counsel & Corporate Secretary Harsco Corporation

350 Poplar Church Road
Camp Hill, PA 17001

Dear Mark:

As requested, this letter provides information to help explain the approach used by Towers Perrin to fulfill Harsco’s request for competitive compensation estimates for Harsco’s CEO and other executives, including Harsco’s Named Executive Officers. The approach consists of the following process steps:

●
Step 1. Screening the compensation database for data linked to a similar position (i.e. position with similar responsibilities) when compared to Harsco’s position duties and responsibilities (i.e., similar position content). Comparability can be at the corporate OR business unit level.

●
Step 2. The data that meet the screening criteria in Step 1 are subjected to regression analysis, a well-established and versatile statistical technique. The outcome of the regression is a “regression equation” that most closely defines the relationship between an independent variable (Revenue, in this case) and a dependent variable (Compensation).

●	Step 3: Harsco’s actual revenues are plugged into the regression equation to calculate a Compensation level consistent with the company’s size.

The basis for the competitive compensation estimates was data culled from the 2008 editions of Towers Perrin’s proprietary general industry surveys for each similar position.

The general industry surveys are open year-round to participants who submit data; there are no size or industry restrictions. This means that client analyses are based on the companies that have submitted complete data at the time the analysis is done. Participants submit pay information for incumbents in positions that correspond to Towers Perrin’s predefined position descriptions, and also include organization information such as revenues for each position. For example, a participant submits corporate revenues for corporate-level positions and sector/business unit revenues for

Washington Consulting Office, 2107 Wilson Boulevard, Suite 500, Arlington, VA 22201-3062 tel 703.351.4700

Mr. Mark Kimmel September 11, 2009 Page 2.

sector/business unit positions. Survey information is consolidated into the database on an as-received basis and, to protect the confidentiality of individual company data, the data is stripped of company-specific identifiers and reported by position rather than by company; in other words, once the information is submitted into the database it cannot be linked back to any particular company and appears merely as data points within the database.

For each Harsco position, Towers Perrin screened the compensation database for companies that had similar position content. Because the reporting companies varied widely in size, Towers Perrin adjusted for size using regression analysis. Essentially, this technique identifies a relationship between one variable (in this case, compensation) and another variable that is closely related to it. In general industry, the firmest linear relationship is to the revenues of the company (or of the sector, in the case of business units). In other words, a larger company would be likely to pay a higher amount of compensation for the same position than a smaller company. Using this relationship, one can predict the level of compensation that any company would pay for a given job based on its revenues.

Mark, please let me know if you have any questions and trust this provides useful information about the use of regression analysis and its application to Harsco’s analysis.

Sincerely,

/s/ Larry L. Parks
Larry L. Parks Managing Principal

LLP:kla